Exhibit 99.5

Tweet:

.@Philips to become a global leader in patient care management solutions for the hospital and the home through the acquisition of BioTelemetry. Read more:

LinkedIn:

Philips will acquire BioTelemetry Inc., a leading provider of remote cardiac diagnostics and monitoring services. By combining Philips’ leading patient monitoring position in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring position outside the hospital, we will become a global leader in patient care management solutions for the hospital and home for cardiac and other patients. Read more: